MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

**THE COMPANY**

Name of issuer:     MStreetX Inc.

**ELIGIBILITY**

2.     ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.     Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

**DIRECTORS OF THE COMPANY**

4.     Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

| | | | |
|---|---|---|---|
| *Name:* | David Rixter | Clifton L. Taulbert | Neil Sahota |
| *Dates of Board Service:* | August 30, 2020 to Current | August 30, 2020 to Current | December 1, 2020 |
| *Principal Occupation:* | Chief Executive Officer | Consultant/Entrepreneur/Author | Chief Innovation Officer |
| *Employer:* | MStreetX | Self | UC Irvine |
| *Dates of Service:* | August 30, 2020 to Current | August 30, 2020 to Current | 4/1/2019-Current |
| *Employer's principal business:* | Finance | Finance | Education |
| | | | |
| *List all positions and offices with the issuer held and the period of time in which the director served in the position or office:* | | | |
| | | | |
| *Position:* | CEO and Chairman of | | |

# MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

| | the Board, MSX | | |
|---|---|---|---|
| Dates of Service: | August 30, 2020 to Current | | |
| | | | |
| Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: | | | |
| | | | |
| Employer: | HCR Consulting LLC | The Freemount Corporation | UC Irvine |
| Employer's principal business: | Consulting | Consulting/Author | Education |
| Title: | CEO and President | Chief Executive Officer | Chief Innovation Officer |
| Dates of Service: | 11/2017 - 11/2020 | 1985 to Current | 04/01/2019-current |
| Responsibilities: | Consulting | Chief Executive | Give professional speaking engagements for enterprises/organizations |
| | | | |
| Employer: | | African Bean Company LLC | Self |
| Employer's principal business: | | Coffee Producer | Professional Speaking |
| Title: | | Chief Executive Officer | Professorial Speaker |
| Dates of Service: | | 2012 to Current | October 2009-Current |
| Responsibilities: | | Chief Executive | Give professional speaking engagements for enterprises/organizations |

## OFFICERS OF THE COMPANY

5.      Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

| | | |
|---|---|---|
| Name: | David Rixter | Tyrone Granderson |
| Title: | Chief Executive Officer | Chief Technology Officer |
| Dates of Service: | August 30, 2020 to Current | August 30, 2020 to Current |
| Responsibilities: | Chief Executive | Leading technology platform strategy and development |
| | | |
| List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: | | |

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |


| | | |
|---|---|---|
| *Position:* | No prior positions held with issuer | |
| *Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:* | | |
| | | |
| *Employer:* | HCR Consulting LLC | The Data-Driven Institute |
| *Employer's principal business:* | 3132 Barnard Court, Fairfax, VA 22031 | Helping organizations to use data, technology, and community insight to be more productive. |
| *Title:* | Chief Executive Officer | Executive Director & Founder |
| *Dates of Service:* | 10/2017-Current | 03/2018 - Present |
| *Responsibilities:* | Consulting | Created the organization's strategy. Provided clients with strategy creation, optimization & execution, digital transformation, and data governance services and products. Developed and acquired technology to support internal operations and client engagements. |
| | | |
| *Employer:* | US Department of Treasury | The Institute for Health Metrics and Evaluation |
| *Employer's principal business:* | 1500 Pennsylvania Ave | Producing data and visualizations |
| *Title:* | Portfolio Manager | Chief Information Officer |
| *Dates of Service:* | 06/2012-9/2017 | 10/10/2016-03/30/2018 |
| *Responsibilities:* | Managed $600M 21 state/territory portfolio for U.S Treasury's State Small Business Credit Initiative | Led the Technology team. Created the vision, strategy, policies and execution plans. Created and implemented the governance, compliance, collaboration, accountability, and investment strategy. |

**PRINCIPAL SECURITY HOLDERS**

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| *Name of Holder* | *No. and Class of Securities Now Held* | *%Voting Power Prior to Offering* |
|---|---|---|
| David Rixter | 5,280,00 Class A Common Stock0 | 44% |
| Sevengard Ltd. | 3,000,000 Class A Common Stock | 25% |

.

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

OFFERING STATEMENT


| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |

**BUSINESS AND ANTICIPATED BUSINESS PLAN**

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.


MStreetX
A
Global Financial
Product and
Services
PLATFORM
Investor Deck

## The Problem

Most of the Currently Available Financial Services Are Tailored to Larger Enterprises

Small businesses Lack Access to Critical Financial Resources

Source: National Business Capital & Services

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

## Solution

**MStreetX** - a fintech platform that provides small and medium sized businesses with affordable financial services, pertinent information, and capital support in traditional and non-traditional ways tailored for their specific needs.

" *Match.com* for *small business financing*"

## MStreetX Platform Overview



- **Bank Model:** Finance and banking institutions provide services as intermediaries of financial markets.

- **FinTech Model:** Aims to compete with traditional financial methods in the delivery of financial services.

- **MSTreetX Model:** A FinTech Platform providing a portfolio of solutions leveraging emerging technologies for small and medium businesses with financing and technical assistance.

MStreetX


# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 10,000 | $10,000 | $9,300 |
| *Maximum Amount* | 1,070,000 | $1,070,000 | $995,100 |

## Vision

Near Term: Provide Key Affordable Services to Small and Medium Businesses

Medium Term: Develop an information and insights infrastructure

Long Term: Develop AI solutions for business needs optimization

## Strategy Overview


Verticals
Customers
MSX Portal
Information
MSX AI Platform
Small Businesses Focusing on Hospitality Seeking Growth Capital
Phase 1: Financial Information and Services Inc. Crowdfunding
+ Expand to Full SME Ecosystem
Phase 2: Strategic Investment (MSXI) Including Funds
+ International Expansion
Phase 3: Banking, Credit, and Payment Services

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |



## Addressable Market

US Small Business Community

>30M Small Businesses in US
~50% of US Economic Activity (>$10T)
~500-600K New Business Started Per Year

30. 2 million Small Businesses

7.5 million businesses struggling to access capital

150,000 Small Businesses in 5 years

**KEY ISSUES**

27% of small businesses aren't able to receive the funding they need (Fundera)

82% of businesses fail because of inconsistent cash flow (NSBA)

Source: Small Biz Genius

## Product/Service Offerings

| Product/Service Offering | Pricing |
|---|---|
| MSX Academy<br>• Live Classes<br>• Recorded Class Library | $80 Live Class<br>$10/mo - Library Access of Recorded Class |
| Subscriptions | SMBs: $0 - Free<br>Groups: $20-$100/yr |
| Advertising | $1,000 on homepage<br>$500 on group pages |
| Crowdfunding, Technical, and Advisory Services | Fees + Equity Stake if Transaction Completed |

Next Phases

**MSTREETX PLATFORM**
• Data Analytics



**MSTREETX INVESTMENTS**
• Investment Banking Services (Reg A+, DPO, M&A)
• Direct Investment
• Funds



**MSTREETX FINANCIAL SERVICES**
• Payment Services
• Banking Services



MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

## Competition

| 🏆 | Online business and ecommerce tools | Peer-to-peer marketplace lending | Fully mobile presence | AI for fast evaluation |
|---|---|---|---|---|
| VARO | | | ★ | |
| Square | ★ | | ★ | |
| LendingClub | | ★ | ★ | |
| MStreetX | �֍ | ✖ | ✖ | ✖ |

## Competitive Advantage

Our unique "keys to the kingdom!"

Pre-Existing Relationship with National Governors Association

National and Global Network relationships*

Pre-Existing Relationship with State economic development agencies



*Relationships with every State economic development agency, National Governors association, and the United Nations.*

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |

## Marketing Launch Plan (2021-2023)


Marketing Outreach
Conference of Mayors
SMIT
HBCU
NACCE
ICC
International Chamber of Commerce
AMERICA'S SBDC
NAACP
AARP
VCs and Angel Investors
Small Business Resilience Network - 12 states
Tech Alumni Groups
NGA
National Governors Association
Marketing Approach: product announcements, success stories, funding
1. Social media: 20+ existing groups by founders
2. Entrepreneurship blogs: interviews with David Rixter, CEO
3. Trade magazines & websites: $10K-$15K
2021
2022
2023
Timeline

## Operating Plan

**Capital Build**

2021 - $100K for Initial Build

2022 – Expand AI Build Out

- $10M Budgeted 2022 - 2025

2025 – International Expansion

- $10M Budgeted In Jan – Dec. 2025

**Operations**

- Lean Ops
- Lean Virtual ops thru 2023
- Digital Physical Assets 2024
  - ATMs, Digital card readers


Revenue and Expenses
Expenses
Revenue
125
100
75
50
25
0
2021
2022
2023
2024
2025

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |

## Milestones Achieved to Date

1.MStreetX.com portal launched in November with significant traction so far
   1. *Without Any Material Marketing*
      1. Members already signed-up
      2. Material International Traffic
   2. Received initial investment solicitations

2.Key Product Development Milestones
   1. Created *MSX Community* Communication Forum
   2. Established MSX Academy with Industry Experts - Classes Expected to begin in December 2020
   3. Signed MOU with crowdfunding provider

3.Marketing/Industry Recognition/Community Development Milestones
   1. We have agreed to an MOU that, when finalized, will allow us to establish a dedicated portal on our partners crowdfunding platform.
   2. Received Letter of Recognition of from National Governors Association
   3. LOIs from multiple states (Tennessee, Idaho, and West Virginia)

***Industry Recognition***


MONEY 20/20
Fintech Driving Global Change
BUILDING A BETTER FUTURE
FOCUS SHIFTS FROM HYPER GROWTH & SCALE TO PROFITABILITY
80%
40%
62%

***Global Portal Recognition***


Traffic by Location

## Capital Raise Objectives

- MStreetX Inc. is Seeking $1M For Start-up Costs and to Develop Our Platform
- Expected to Cover Forecasted Costs for First 9 Month
- We Look Forward to Working With You!!!


1 Million Raise
Operations
Business Investment
Staff
33.0%
10.0%
57.0%

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

## MStreetX — Our Team

   

### Core team

- **CEO:** David Rixter — Former U.S. Department of the Treasury Official managed $500M+ Portfolio State Small Business Credit Initiative and Small Business Lending Fund
- **CTO:** Dr. Tyrone Grandison — Former Deputy Chief Data Officer (dCDO) at the US Department of Commerce and 2018 Zhi-Xing Eisenhower Fellow.
- **SVP Operations:** Rabia Piacentini — 15+ Operations for Disney ABC Television, worked with Focus Features, Fox, and Non-Profits like Habitat for Humanity, Democracy Works, and others.
- **SVP Finance:** Bill Sanborn — MBA, 25+ Years of Finance Experience Primarily in Treasury, M&A, and Investments at Lockheed Martin.

### Advisory Team

- **Clifton Taulbert:** Author, business consultant and speaker. He is best known for his books Once Upon a Time When We Were Colored and Eight Habits of the Heart: Embracing the Values that Build Strong Communities.
- **Sheridan Tatsuno:** Entrepreneur, Co-Founder One Reality and MyPass. consulting corporations worldwide and helping in marketing campaigns raising millions in funding.
- **Neil Sahota:** IBM Master Inventor, UN Artificial Intelligence (AI) subject matter expert, and Professor at UC Irvine. With 20+ years of business experience, Neil works to inspire clients and business partners to foster innovation and develop next generation products/solutions powered by AI.
- **Tony Lustig:** Board, CEO and sponsor of entrepreneurial and high growth companies. CFO of Monster Products Currently CEO of Sevengard.

## Appendix

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |

## Crowdfunding Data

### Top 15 Regulation Crowdfunding Industries

- Average success rate for companies seeking money online was 60%, much higher than the average success rate for Venture Capital (~2%)
- Over half a million Americans have shown their interest in funding businesses they believe in by investing on average $716 per offering.



Application Software Capital: $48.3M Campaigns: 274
Entertainment Capital: $31.9M Campaigns: 161
Computer Hardware Capital: $16.4M Campaigns
Banking Capital: $11.3M Campaigns: 71
Real Capital: $11.6M Campaigns: 63
Restaurants Capital: $29.5M Campaigns: 161
Manufacturing Capital: 10.9M Campaigns: 62
Autos Capital: $20.3M Campaigns: 58
Education Capital: $8.4M Campaigns: 56
Beverages Capital: $32.3M Campaigns: 164
Consumer: Capital: $26.2M Campaigns: 164
Personal Services Capital: $17.2M Campaigns: 123
Advertising Capital: $8.1M Campaigns: 55
Medical Capital: $14.5M Campaigns: 48
Utilities Capital: $11.2M Campaigns: 40

Growth of Reg CF Over Time
Annual Number of Offerings
900
675
450
225
0
$140,000,000
$105,000,000
$70,000,000
$35,000,000
$0
Annual Commitments
FY2017
FY2018
FY2019
FY2020
Offerings
Commitments ($)

Source: Crowdfund Capital Advisors, LLC

## Financial Forecast: Revenue Growth

| *$M* | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | $0.0 | $1.6 | $9.8 | $29.7 | $69.5 | $156.6 | $261.0 | $357.5 | $459.1 | $609.4 | $786.9 |
| *Growth Rate* | --- | *N/A* | *492%* | *204%* | *134%* | *125%* | *67%* | *37%* | *28%* | *33%* | *29%* |



$M
$800
$700
$600
$500
$400
$300
$200
$100
$0
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Financial Services
Banking Services
MSXI Investment Services
Advertising & Subscriptions
MSX Academy
MSX Analytics

$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
-$100
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Revenue
EBIT
Free Cash Flow

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

## Appendix: MStreetX Forecasted Income Statement

| $000s | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Revenue | $0 | $1,649 | $9,764 | $29,657 | $69,532 | $156,628 | $260,953 | $357,462 | $459,118 | $609,423 | $786,945 |
| Growth Rate | --- | --- | 492% | 204% | 134% | 125% | 67% | 37% | 28% | 33% | 29% |
| Direct Expenses | 3 | 945 | 4,158 | 12,863 | 29,146 | 59,564 | 85,975 | 110,490 | 137,124 | 175,967 | 219,229 |
| SG&A Expense | 31 | 1,161 | 5,744 | 16,643 | 32,432 | 69,814 | 111,083 | 140,802 | 186,441 | 257,229 | 345,354 |
| EBITDA | -$34 | -$457 | -$138 | $152 | $7,954 | $27,250 | $63,895 | $106,170 | $135,553 | $176,228 | $222,362 |
| EBITDA Margin | N/A | -28% | -1% | 1% | 11% | 17% | 24% | 30% | 30% | 29% | 28% |
| Depreciation | 0 | 5 | 22 | 26 | 30 | 2,032 | 4,029 | 4,014 | 4,014 | 4,012 | 2,012 |
| EBIT | -$34 | -$462 | -$160 | $126 | $7,924 | $25,218 | $59,866 | $102,157 | $131,539 | $172,216 | $220,350 |
| Operating Margin | N/A | -28% | -2% | 0% | 11% | 16% | 23% | 29% | 29% | 28% | 28% |
| Interest /Other | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Taxes | $0 | $0 | $0 | -$36 | -$2,294 | -$7,299 | -$17,327 | -$29,567 | -$38,071 | -$49,845 | -$63,776 |
| Net Income | -$34 | -$462 | -$160 | $89 | $5,631 | $17,919 | $42,539 | $72,589 | $93,467 | $122,371 | $156,574 |
| Profit Margin | N/A | -28% | -2% | 0% | 8% | 11% | 16% | 20% | 20% | 20% | 20% |

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

**We may fail if our c• Crowdfunding for early stage companies is relatively new.** Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• **This is a brand-new company.** We were formed in 2020, have only recently launched our website, and have little revenues. If you are investing in this company, it's because you believe in MStreetX idea and its fintech strategy, the quality of the team, and the direction of the business to date.

• **We depend on a small initial management team.** Although our management team has broad industry experience with investing in small businesses, as a team they have not raised money together on Crowdfunding. Everyone on the management team is working for equity in the company and if we raise the intended capital on crowdfunding, then the team will be paid. The CEO of the company is working full-time and there are other staff that are assisting part-time until the funds can be raised on crowdfunding.

• **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will raise additional money in the future.** The company will need to raise additional funds to its operating needs to grow and scale the business and be able to fulfill its plans. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

Since we do not offer investment advice or analysis nor make investment recommendations in our research reports, we have not registered as an investment adviser with any state or federal securities regulators. As crowdfunding grows, the SEC or other securities regulators may determine that firms such as ours that engage with crowdfunding investors should be regulated. If we do become subject to regulation, we do not know the time and expense it would take to manage compliance issues.

**General Risks Associated with an Early Stage Company**

**As a new company we have a limited operating history.** The Company was organized on September 2020. We have a limited operating history upon which you may evaluate our business and prospects. Accordingly, we are in the initial revenue phase, and our activities to date have involved target marketing, economic agency development, business planning, small business hospitality strategy and development and efforts to raise startup capital. Our business reach is across many states in the US and it is important that they work with us so that we can assist their business network and onboard small businesses through our hospitality portal on TruCrowd. If we are unable to effectively allocate our resources or grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

**Our success is dependent on our key personnel.** We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |


**Projections are speculative and are based upon a number of assumptions.** Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

**We expect our expenses to grow as the Company grows.** Our expenses will increase as we build infrastructure to implement our business plan. We may hire additional employees, expand our product offerings, increase our digital technology footprint, and incur costs for office space. This poses a risk to the financial forecasts and current financial model of the Company.

**The Company may not reach its sales goals.** The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

**The Company may require additional financing to support working capital needs.** The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

**Management has broad discretion as to the use of proceeds.** The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

**Management has voting control of the Company.** Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

**There may be unanticipated obstacles to the execution of the Company's business plan.** The Company's business plans may change. We believe that our chosen activities and strategies are achievable in light of current

MStreetX

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

economic and Covid conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

**Risks Associated with the Business of the Company**

**You can lose 100% of your investment.** Many small business startups like the Company fail. Real estate is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

**Failure to adapt to technological changes may render our technology obsolete or decrease the attractiveness of our solutions to our customers.** Although we believe our current technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new services or technologies, our technology and processes may become obsolete. Our future success will depend in part on our ability to:
● integrate digital technology to streamline our processes and efficiently work with small businesses.
● we have plans to integrate AI into our platform and while we have an experience CTO, we will need to ensure the technology integration is effective.
● respond to changes in industry standards and practices on a cost-effective and timely basis.

We need to continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers.

**We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions and services to market in a timely fashion.** Development of new proprietary technology or products is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions or products on schedule, nor can we guarantee that such solutions or products will achieve market acceptance. Moreover, we cannot guarantee that errors will not be found in our new solution releases or products before or after commercial release, which could result in solution or product delivery redevelopment costs, harm to our reputation, lost sales, license terminations or renegotiations, product liability claims, diversion of resources to remedy errors and loss of, or delay in, market acceptance.

**If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties.** As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies, processes, software, and products relating to the second screen mobile accessories space. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate.

**Team risks.** Our core strategic team is small, consisting of three co-founders with extensive industry experience. For most of 2020, this team has been working together for the purpose assisting small businesses with funding for growth and expansion. The founders have developed a collegial working relationship and will be establishing best practices for the company and working together. Unknowns are likely to occur as the company is initially funded and grows and adds additional team members.

MStreetX

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

**Financial risks.** Initially as a small company with limited resources, we need the market to accept our plans and offerings, and we may encounter downstream financing challenges. Additionally, if the market conditions are difficult the business may not achieve the scale that it intends or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

**Risks Associated with an Investment in Securities**

**Best efforts offering.** This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold, and proceeds will be realized by the Company.

**There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received.** There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

**Shares are not guaranteed and could become worthless.** The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

**Future capital needs; Dilution.** The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

**We are relying on certain exemptions from registration.** The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

**The Shares are restricted securities and a market for such securities may never develop.** Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently,

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |


shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

**We may be required to register under the Securities Exchange Act.** The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

It is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register under the 1934 Securities Act. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

**The Offering price is arbitrary.** The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

**Additional unforeseen risks.** In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**We are subject to government regulations.**
Aspects of our business and our products will be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

**Our aggressive growth strategy may not be achievable.**
For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our business, and our future operating results will depend largely upon our ability to adequately capitalize our company and develop successful products, find suitable investments and acquisitions, develop our business, build key relationships and successfully develop and manage our business. Our ability to grow will depend upon many factors, including our ability to identify and invest in businesses that have products and services that are in demand, to identify and enter new markets, and to obtain adequate capital resources on acceptable terms. Any limitations on our ability to accomplish any of these and other goals will have a material adverse effect on our business, results of operations, and financial objectives. There is no assurance that our operations will be successful or achieve anticipated or any operating results.

**MStreetX does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.**
The principal investment objective of the Company is to make business profits that present opportunities for significant appreciation to the Company. It is anticipated that certain product research and development will be leveraged and will not provide the Company with any significant cash distributions until new products are sold. Accordingly, the Company may not be able to pay dividends. There can be no assurance with respect to the amount and timing of dividends to the Company's shareholders, or that they will ever be made. The Company initially intends to retain cash from its operations to fund the development and growth of its business.

**We will have broad discretion on how the net proceeds of this private placement are utilized.** The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

**We will present only unaudited financial statements, which may not be reliable.** In addition to the unaudited financial statement presented with this Offering Statement, we expect to prepare financial statements on a periodic basis. The financial data presented with this Offering Statement has not been audited, certified, or reviewed.

**We may not be able to protect our intellectual property.** We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

**Management may have significant conflicts of interest.** Management and certain affiliates will devote as much of their time to the business of the Company as they believe, in their sole judgment, is reasonably required. Accordingly, there may be conflicts of interest between investments made by the Company and other investments or business ventures in which management or affiliates are participants. Any agreement between the Company and the

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

management and affiliates shall contain terms at least as favorable to the Company as the fair market terms offered by other similar companies to third-party providers of comparable services.

**There is significant risk associated with the Company's indemnification of affiliated parties.** Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers to the maximum extent permitted by Delaware law. Further, our certificate of incorporation and bylaws permit us to indemnify, to the fullest extent provided or allowed by law, our Directors and executive officers against damages that we or our shareholders incur in connection with our business. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. Our Directors and executive officers may not be liable to the Company or shareholders for any act or omission performed or omitted by them in good faith on our behalf and in a manner reasonably believed by them to be within the scope of their authority and in our best interests. The Company will be required to indemnify the officers of the Company and certain persons affiliated therewith for losses, costs, liabilities and expenses incurred by such parties in connection with the business of the Company and investment decisions made on its behalf, except for actions taken in bad faith or which constitute gross negligence or willful misconduct. Such liabilities may be material and may have an adverse impact on the returns to the shareholders unless insurance proceeds are available. The indemnification obligations of the Company will be payable from the assets of the Company.

**Certain future relationships have not been established.** The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to Shareholders could be adversely affected.

**There is no public market for the Shares and you will have to hold your Shares indefinitely, subject only to a private sale to a qualified counterparty that is exempt from registration, or a registration of your common shares, or a sale of the business.** Currently, there is no public or other trading market for the Shares, and there can be no assurance that MStreetX will be able to facilitate a private sale of your Shares or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investment in the Shares is of a long-term nature. Accordingly, purchasers of Shares will bear the economic risk of investment for an indefinite period of time.

**Our Shareholders' Agreement imposes significant restrictions on transfer of Shares.** Investors that purchase Shares in this Offering will be required to become bound by our Shareholders' Agreement. A copy of the Shareholders' Agreement is available upon request from the Company. The Shares may be transferred only if certain legal requirements as well as requirements imposed by our Shareholders' Agreement are satisfied and only with our consent. The Shareholders' Agreement imposes certain requirements and restrictions on the ability of a shareholder to sell or transfer the Shares. Among other requirements, in most circumstances, the shareholder must first offer the Shares to the Company and then the other shareholders before the shareholder may transfer the Shares to a third party. Certificates representing the Shares will also bear a legend indicating that the Shares are subject to the restrictions on transfer imposed by the Shareholders' Agreement.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

**THE BOTTOM LINE:**
**Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.**

**Please only invest what you can afford to lose.**

**THE OFFERING**

9.      What is the purpose of this offering?

These proceeds will be used to fund start up costs, make initial investments, and fund the ongoing operations of the company.

10.     How does the issuer intend to use the proceeds of this offering?

| | If Target Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| **Total Proceeds** | $10,000.00 | $1,070,000.00 |
| **Less: Offering Expenses** | $700.00 | $74,900.00 |
| **Net Proceeds** | $9,300.00 | $995,100.00 |
| **Use of Net Proceeds** | | |
| Systems Investment | $2,500.00 | $100,000.00 |
| Marketing & Sales | $2,500.00 | $60,000.00 |
| Personnel | $0.00 | $567,100.00 |
| General Operating Capital | $4,300.00 | $268,000.00 |
| **Total Use of Net Proceeds** | $9,300.00 | $995,100.00 |

11.     How will the issuer complete the transaction and deliver securities to the investors?

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.    How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**OWNERSHIP AND CAPITAL STRUCTURE**

**The Offering**

13.    Describe the terms of the securities being offered.

    a. Type - "Crowdfunding shares" - Common Stock

    b. Terms - These securities will be non-voting common shares of the company.

14.    Do the securities offered have voting rights? ☐ Yes  ☑ No

15.    Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.    How may the terms of the securities being offered be modified?

**Restrictions on Transfer of the Securities Being Offered**

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)    to the issuer;
    (2)    to an accredited investor;
    (3)    as part of an offering registered with the U.S. Securities and Exchange Commission; or

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

(4)    to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

**Description of Issuer's Securities**

17.    What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | | Other Rights | |
|---|---|---|---|---|---|---|
| **Common Stock:** | | | | | | |
| Class A | 20,000,000 | 12,000,000 | Yes ☑ No ☐ | | Yes ☐ No ☑ | |
| | | | | | Specify: | |
| Crowdfunding Shares | 1,070,000 | 0 | Yes ☐ No ☑ | | Yes ☐ No ☑ | |
| | | | | | Specify: | |

18.    How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   None

19.    Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☑ No

20.    How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   None

21.    How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$12,548,145.**

**The company has elected to go with a slightly more conservative valuation of $12,000,000.**

22.      What are the risks to purchasers of the securities relating to minority ownership in the issuer?

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |


**The right to demand current distributions from an operating business is limited.** A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

**No right to participate in any management decisions of the company.** The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

**The investor has limited rights, if any, to have your interest bought out**. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.     Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| David Rixter | $8,996 | 0% | N/A | |

25.     What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.     Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)     any director or officer of the issuer;
(2)     any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)     if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)     any immediate family member of any of the foregoing persons.

No to all

**FINANCIAL CONDITION OF THE ISSUER**

27.     Does the issuer have an operating history?     ☐ Yes  ☑ No

28.     Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

MStreetX Inc. was founded in August of 2020 and has been funded through contributions provided by the founders. The company is currently pre-revenue and has only incurred limited start-up related costs to date. The company has also not incurred any debt obligations or any other significant financial obligations.

**FINANCIAL INFORMATION**

29.     Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |

## REVIEWED FINANCIAL STATEMENTS

**MstreetX, Inc.**
**For the Period Ended October 31, 2020**
**With Independent Accountant's Review Report**

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |

**MstreetX, Inc.**
**Financial Statements**

Period Ended October 31, 2020

## Contents

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

## Independent Accountant's Review Report

The Board of Directors
MstreetX, Inc.
Fairfax, Virginia

I have reviewed the accompanying financial statements of MstreetX, Inc., which comprises of the balance sheet as of October 31, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from August 31, 2020 ("inception") to October 31, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
November 19, 2020

2

MStreetX

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

(This page intentionally left blank.)

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |

## MstreetX, Inc.

Balance Sheet

| | October 31, 2020 |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and cash equivalents | $ 450 |
| Prepaid expenses | 1,600 |
| Total current assets | 2,050 |
| Fixed assets, net | - |
| Total assets | $ 2,050 |
| **Liabilities and Stockholders' Equity** | |
| Current liabilities: | |
| Trade payable | 8,996 |
| Total current liabilities | 8,996 |
| Total long-term liabilities | - |
| Total liabilities | 8,996 |
| Stockholders' equity: | |
| Class A Common Stock, par value $0.0001 *(note 2)* | |
| Authorized shares, 20,000,000 | |
| Issued and outstanding shares, 6,076,666 | - |
| Additional paid-in capital | (3,050) |
| Retained deficit | (3,896) |
| Total stockholders' equity | (6,946) |
| Total liabilities and stockholders' equity | $ 2,050 |

*See Independent Accountant's Review Report.*

4

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |


## MstreetX, Inc.

Statement of Operations

| | Period from August 31, 2020 (Inception) to October 31, 2020 |
|---|---|
| Revenue | $ - |
| Expenses: | |
| Legal expenses | 3,065 |
| Start-up costs | 175 |
| Website maintenance | 656 |
| Total operating expenses | 3,896 |
| Net loss | $ (3,896) |

*See Independent Accountant's Review Report.*

5

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |


## MstreetX, Inc.

Statement of Changes in Stockholders' Equity

| | Common Stock, $.0001 par value | Paid-in Capital | Retained Deficit | Total Stockholders' Equity |
|---|---|---|---|---|
| **Balance at January 1, 2020** | $ - | - | $ - | $ - |
| Common stock issued | - | 450 | - | 450 |
| Financing facilitation fee | - | (3,500) | - | (3,500) |
| Net Loss | - | - | (3,896) | (3,896) |
| **Balance at October 31, 2020** | $ - | (3,050) | $ (3,896) | $ (6,946) |

*See Independent Accountant's Review Report.*

6

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 10,000 | $10,000 | $9,300 |
| *Maximum Amount* | 1,070,000 | $1,070,000 | $995,100 |


## MstreetX, Inc.

### Statement of Cash Flows

| | Period from August 31, 2020 (Inception) to October 31, 2020 |
|---|---|
| **Operating activities** | |
| Net loss | $ (3,896) |
| Increase in prepaid expenses | (1,600) |
| Increase in trade payable | 8,996 |
| Net cash provided by operating activities | 3,500 |
| **Investing activities** | |
| Fixed assets | - |
| Net cash used in investing activities | - |
| **Financing activities** | |
| Proceeds from capital contribution | 450 |
| Payment for financing facilitation | (3,500) |
| Net cash used by financing activities | (3,050) |
| Net increase in cash and cash equivalents | 450 |
| Cash and cash equivalents at beginning of year | - |
| Cash and cash equivalents at end of year | $ 450 |

**Supplemental disclosures of cash flow information:**

| | |
|---|---|
| Cash paid for interest | - |
| Cash paid for income taxes | - |

*See Independent Accountant's Review Report.*


7

# OFFERING STATEMENT


MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794



| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |



**MstreetX, Inc.**

**Notes to Financial Statements**
**October 31, 2020**

**1. Business and Summary of Significant Accounting Policies**

***Description of Business and Basis of Presentation***

MstreetX, Inc., a development stage entity, was formed on August 31, 2020 ("Inception") in the State of Delaware. The financial statements of MstreetX, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fairfax, Virginia.

MStreetX intends to provide financial services, including financing support, and information resources both directly to customers as well as through its Fintech based portal, MStreetX.com. The company believes that its existing relationships, industry expertise, and unique technology driven products and services will give them significant cost-effective advantages over existing alternatives in the financial services marketplace.

***Risks and Uncertainties***

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

***Use of estimates***

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

*See Independent Accountant's Review Report.*


8

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

**MstreetX, Inc.**

**Notes to Financial Statements (continued)**
**October 31, 2020**

*Property and Equipment, Net*

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-Period convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

*Cash and Cash Equivalents*

Cash equivalents consist primarily of short-term investments in overnight money market funds.

*Accounting Method*

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

*Income Taxes*

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction and Delaware State Jurisdiction. The tax benefit asset for federal and state taxes is $818 and 339, respectively, which is due to expire in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

*See Independent Accountant's Review Report*

9

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

MStreetX

OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

**MstreetX, Inc.**

**Notes to Financial Statements (continued)**
**October 31, 2020**

## 2. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

The founders of the corporation, hold 100% of class A stock of which 25% of the shares are owned by foreign entity- Sevengard Ltd, a Hong Kong Limited corporation

In addition, restricted stock units (RSUs) at a strike price of 0.0001 cents per share are issued to founders as of October 31, 2020, details are as follow:

| Date Issued | # of shares issued | # of shares vested | Vesting Period |
|---|---|---|---|
| 09/22/2020 | 5,730,000 | 159,166 | 3 year * |
| 09/22/2020 | 90,000 | 7,500 | 1 year ** |
| 10/21/2020 | 60,000 | - | 3 year *** |
| 10/21/2020 | 30,000 | - | 1 year**** |
| | **5,910,000** | **166,666** | |

* 1/36th of these shares is vested monthly effective October 1, 2020.
** 1/12th of these shares is vested monthly effective October 1, 2020.
*** 1/36th of these shares is vested monthly effective November 1, 2020.
**** 1/12th of these shares is vested monthly effective November 1, 2020.

## 3. Commitments and Contingencies

As of the date of issuance of financials November 19, 2020, the company has no commitments or contingencies.
Although no commitments have been made, we fully expect to add to our staff in the near future as we grow our business. These additions could result in further stock issuances intended as a form of incentive compensation.

*See Independent Accountant's Review Report.*

10

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |


**MstreetX, Inc.**

**Notes to Financial Statements (continued)**
**October 31, 2020**

**4. Subsequent Events**

Management has evaluated subsequent events through November 19, 2020, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

*See Independent Accountant's Review Report.*


11

MStreetX

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer?
        ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking?
        ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities?
        ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

(i)  suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)  places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)  bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)  Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)  any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)  Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)  Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)  Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

**OTHER MATERIAL INFORMATION**

31.  In addition to the information expressly required to be included in this Form, include:

(1)  any other material information presented to investors; and

(2)  such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

**Updating offering to meet new regulations.**

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |


Regulation Crowdfunding limits from $1.07 million per year to $5 million per year. If/when these changes take affect, we may amend our offering to the new limits.

**ONGOING REPORTING**

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://www.mstreetx.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

**PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934**

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

**§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |


Exhibit A: Sample SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d).** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |


SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company: MSTREETX Inc., a Delaware Business Corporation

Address: 3601 Pickett Road #2192, Fairfax, VA 22031

Subscription.

a. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase one or more shares of Crowdfunding Stock (singular - the "Security" or plural - the "Securities"), of MSTREETX Inc., a Delaware Business Corporation (the "Company"), at a purchase price of $1.00 per share (the "Per Security Price"), upon the terms and conditions set forth herein.

b. The rights of the Security are as set forth in the Certificate of Incorporation of MSTREET X INC., as amended and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

c. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

d. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

e. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

f.    In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

g.    The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber and the terms of this Subscription Agreement.

 Purchase Procedure.

1. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

2. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.    Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | **1,070,000** | **$1,070,000** | **$995,100** |


1. Organization and Standing. The Company is a Delaware business corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.
2. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.
3. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.
4. Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.
5. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300** |
| *Maximum Amount* | 1,070,000 | $1,070,000 | $995,100 |

registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. <u>Capitalization</u>. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

7. <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Fiona Hamza, CPA (Texas Board of Public Accountancy License ID = R01695), who has examined the accounts and whose opinion letter appears in the crowdfunding materials, has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

8. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

9. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

1. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

2. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

3. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

4. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
   1. To the Company;
   2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
   3. As part of an offering registered under the Securities Act with the SEC; or
   4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

5. Investment Limits. Subscriber represents that either:
   1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
   2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

6. Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

7. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

8. Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

9. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

10. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

5.   Proxy.

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The

**FP:** truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)     A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)     The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.     Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.     Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.      Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE

FP: truCrowd

MStreetX

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

> PHYSICAL: 3601 Pickett Road #2192, Fairfax, VA 22031

> DIGITAL: <dave@mstreetx.com>

> Attn: David Rixter, CEO

If to a Subscriber:

> to Subscriber's address as shown on the signature page hereto

> or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. <u>Miscellaneous</u>.

1. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
2. This Subscription Agreement is not transferable or assignable by Subscriber.
3. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
4. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
5. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

FP: truCrowd

MStreetX Inc.
3601 Pickett Road #2192
Fairfax, Virginia 22031
(301) 535-4794

MStreetX

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

6. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

7. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

8. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

9. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

10. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

12. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**

The undersigned, desiring to purchase one or more shares of Crowdfunding **Stock** of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

# OFFERING STATEMENT

| 10,000 Crowdfunding Shares at $1 per Share | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300 |
| Maximum Amount | 1,070,000 | $1,070,000 | $995,100 |

(a)     The number of shares of Crowdfunding Stock the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

(b)     The aggregate purchase price (based on a purchase price of $1.00 per Security) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)     The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

**Investor Signature:**

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

**Company Signature:**

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

**By:** MSTREETX INC.

%%ISSUER_SIGNATURE%%